SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549




                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                               TRIBUNE COMPANY
            (Exact name of registrant as specified in its charter)


                       Delaware                    13-1880355
       (State of incorporation or organization)   (IRS Employer
                                                Identification No.)


          435 North Michigan Avenue, Chicago, Illinois    60611
       (Address of principal executive offices)        (Zip Code)


       If this form relates to the reg-     If this form relates to the regis-
       istration of a class of securi-      tration of a class of securities
       ties pursuant to Section 12(b) of    pursuant to Section 12(g) of the
       the Exchange Act and is effective    Exchange Act and is effective pur-
       pursuant to General Instruction      suant to General Instruction
       A.(c), please check the following    A.(d), please check the following
       box.                                 box.
           /x/                                / /


       Securities Act registration statement file number to which this form relates:
                              _____________________
                                 (If applicable)


       Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                 Name of each exchange on which
           to be so registered                 each class is to be registered

       Preferred Share Purchase Rights         New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                   (Title of Class)

                                  Page 1 of 7





         Item 1.   Description of Securities To Be Registered.

                   On December 2, 1997, the Board of Directors of Tri-bune Company (the "Company") declared a dividend of one pre-ferred share purchase right (a "Right") for each outstanding share of common stock, without par value (the "Common Shares"), of the Company. The dividend is payable to stock-holders of record at the close of business on January 5, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") of the Company at a price of $250 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

                   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Robert R. McCormick Tribune Foundation or the Cantigny Foun-dation or any successor charitable entities (the "Founda-tions"), has acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share cer-tificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights at-tached thereto.

                   The Rights Agreement provides that, until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incor-porating the Rights Agreement by reference. Until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being at-tached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribu-tion Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of



                                  Page 2 of 7





         the Common Shares as of the close of business on the Distri-bution Date and such separate Right Certificates alone will evidence the Rights.

                   The Rights are not exercisable until the Distribu-tion Date. The Rights will expire on January 5, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or ex-changed by the Company, in each case, as described below.

                   The Purchase Price payable, and the number of Pre-ferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Pre-ferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities con-vertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
         (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding reg-ular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of sub-scription rights or warrants (other than those referred to above).

                   The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exer-cise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock divi-dend on the Common Shares payable in Common Shares or subdi-visions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                   Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation pay-ment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, con-solidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                   Because of the nature of the Preferred Shares' div-idend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon


                                  Page 3 of 7





         exercise of each Right should approximate the value of one
         Common Share.

                   In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will there-after be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

                   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right.

                   With certain exceptions, no adjustment in the Pur-chase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Com-pany, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the mar-ket price of the Preferred Shares on the last trading day prior to the date of exercise.

                   At any time prior to the acquisition by a person or group of affiliated or associated persons (other than the Foundations) of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Com-pany may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The re-demption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors of the Company in its sole discretion may establish. Im-mediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.



                                  Page 4 of 7





                   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the hold-ers of the Rights, except that from and after such time as any person or group of affiliated or associated persons be-comes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to re-ceive dividends.

                   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors be-cause the Rights may be redeemed by the Company at the Re-demption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares.

                   The Rights Agreement, dated as of December 12, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights and including the form of Amendment to Certificate of Designations, Preferences and Rights setting forth the terms of the Preferred Shares as an exhibit thereto and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.


         Item 2.  Exhibits.

                   1. Rights Agreement, dated as of December 12, 1997, between Tribune Company and First Chicago Trust Company of New York (incorporated herein by reference to
                             Exhibit 1 to the Company's Report on Form
                             8-K filed on December 12, 1997 (the "Form
                             8-K")).  Pursuant to the Rights Agree-
                             ment, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person


                                  Page 5 of 7





                             commences, or announces its intention to commence, a tender offer or exchange of-fer the consummation of which would re-sult in the beneficial ownership by a person or group of 10% or more of the Common Shares.


















































                                  Page 6 of 7





                                   SIGNATURE



                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Dated:  December 12, 1997

                                      TRIBUNE COMPANY


                                      By  /s/ Crane H. Kenney
                                          Crane H. Kenney
                                          Vice President, General
                                          Counsel and Secretary





































                                  Page 7 of 7





                                  EXHIBIT LIST


                                                              Page No.

         1. Rights Agreement, dated as of December 12, 1997 between Tribune Company and First Chicago Trust Company of New York (incorporated herein by reference to Exhibit 1 to the Form 8-K). Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by ac-tion of the Board of Directors) after a person commences, or announces its intention to com-mence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares.